EDAP TMS S.A. ANNOUNCES NEW COMPANY STRUCTURE TO MIRROR
BUSINESS LINES AND INCREASE VISIBILITY
- EDAP TMS S.A. to Adopt U.S. Style Board of Directors -
- Philippe Chauveau to be Appointed Chairman and CEO -

Vaulx-en-Velin, France, June 25, 2002-- EDAP TMS S.A. (Nasdaq: EDAP), a global leader in the development, marketing and distribution of a portfolio of minimally-invasive medical devices for the treatment of urological diseases, today announced that the Company is implementing a new corporate structure for EDAP TMS through the creation of two stand alone business units; the High Intensity Focused Ultrasound ("HIFU") business and the Urology Devices and Services business which includes lithotripsy. The HIFU unit will be headed by unit president Antoine Tetard, previously EDAP TMS's COO. The Urology Devices and Services business will also be headed by a unit president to be appointed shortly. Both business units are owned by EDAP TMS and will continue to be headquartered in Lyon, France. The Company will continue to report on a consolidated basis, but will provide key financials for the two business units separately.

EDAP TMS is engaged in two global businesses: HIFU, specializing in High Intensity Focused Ultrasound technology for the ablation of tumors and a Urology Devices and Services business which specializes in manufacturing, distribution and services for a broad platform of urological devices including lithotripsy.

The HIFU business today shows growing revenues in the field of prostate cancer and has potential other applications in non-invasive therapies outside urology including but not limited to, certain localized breast, gynecological, kidney and liver tumors. EDAP TMS's proprietary HIFU technology is covered by a strong portfolio of patents related to the technology. Today, EDAP TMS's 'ABLATHERM' product is the only HIFU device approved in Europe for the treatment of cancer. The 'ABLATHERM' product is installed and operational in over 20 European hospitals having treated over 2000 patients for prostate cancer.

EDAP TMS's HIFU unit has sufficient cash on hand to cover its planned development activities over the next several years which include clinical trials in the U.S. and Japan, development of the next generation of the 'ABLATHERM' and other applications beyond urology. This unit's global growth, which is somewhat independent of the U.S. market, should be cash flow positive and profitable in the next years. EDAP TMS is currently engaged in clinical trials in the U.S. using 'ABLATHERM' as a salvage treatment for patients who have had a local recurrence of their cancer after previous external beam radiation therapy failed. In addition, the HIFU unit is actively working with its clinical investigators and the FDA to start another clinical study in the U.S. in order to obtain FDA approval for the 'ABLATHERM' as a primary treatment of prostate cancer.

EDAP TMS's Urological Devices and Services unit, which offers a full suite of urology products including lithotripsy, has subsidiaries in the U.S., France, Japan, Malaysia and Korea. The manufacturing site for this unit is in Lyon, France, and has the ISO 9001 quality approval. The device and service business is profitable and generates positive cash flow. While the strategy for this business is to increase the amount of products it manufactures and sells, there will be additional opportunities for this separate and distinct unit of EDAP TMS to partner with other medical device companies in order to leverage their global distribution and service capabilities.

As a consequence of the separation of the two businesses, the EDAP TMS Supervisory Board will call a special shareholders meeting in late July, 2002, to approve the replacement of the Supervisory Board and the Executive Board by a single Board of Directors, which would be comprised by the current members of the Supervisory Board. Philippe Chauveau, currently Chairman of the Company's Supervisory Board would become the Chairman of the Board of Directors and assume the role of CEO of EDAP TMS. Mr. Chauveau has been active in the Company since 1997 and has extensive business experience in bringing technical products to market. The two business unit presidents will report directly to him. Eric Simon, currently CEO, will step down from that position and work with the Company, during a transition period, before leaving to pursue personal interests.

"In an effort to give more transparency to our business and greater visibility to our shareholders, the Company has decided to simplify its corporate structure as well as adopt a U.S. style Board of Directors. As part of this overall transition Eric Simon, who has made many valuable contributions to the Company, will leave to pursue other personal interests. Eric has been instrumental in the growth and development of the company from the initial public offering in 1997, to the sale of the Prostatron business in 2000, through our realignment today," stated Mr. Chauveau.

"My intent for EDAP TMS is to act as two distinctly different companies, both global, but with different growth and profit paths. The businesses will be headed by different leaders, driving each business with total focus and dedicated teams, recognized and motivated by successful results," concluded Mr. Chauveau.

EDAP TMS S.A. is the global leader in the development, production, marketing and distribution of a portfolio of minimally invasive medical devices primarily for the treatment of urological diseases. The Company currently produces and markets devices for the minimally invasive treatment of localized prostate cancer, using High Intensity Focused Ultrasound (HIFU) and the treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL). The Company also produces and markets in Japan and Italy devices for the non-surgical treatment of benign Prostate Hyperplasia (BPH) using Microwave Thermotherapy (TUMT). The Company is also developing HIFU for the treatment of certain other types of tumors. For more information, in the U.S., contact EDAP Technomed Inc., the Company's U.S. subsidiary located in Atlanta, GA, by phone at (770) 446-9950.

This press release contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission.